Tuesday, December 23, 2008

Mr. Andrew Mew

Branch Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

General Metals Corporation

File No. 0-30230

Form 10-KSB for the year ended April 30, 2007

Filed June 5, 2007

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Filed August 12, 2008

Dear Mr. Andrew Mew:

We have begun to make revisions to the form 10-KSB for the Fiscal Year Ended April 30, 2008 as per the comments provided in the SEC Comment Letter dated November 25, 2008. In addition, our limited staff reviewed the letter in its entirety and began drafting the response letter.

However, we respectfully request an extension of time to address these issues.  As we work through limited staff availability and capacity, and with the interruption of the holidays upon us, we ask for an extension until January 8, 2009 in order to fully respond to the letter dated November 25, 2008.

Sincerely,

General Metals Corporation

Daniel J. Forbush, CPA

Chief Financial Officer

   615 Sierra Rose, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com